

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 5, 2016

<u>Via E-mail</u>
James W. Bernau
President and Chief Executive Officer
Willamette Valley Vineyards, Inc.
8800 Enchanted Way SE
Turner, Oregon 97392

> **Re:  Willamette Valley Vineyards, Inc.**
> **Form PRE 14A**
> **Filed December 24, 2015**
> **File No. 001-37610**

Dear Mr. Bernau:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc:     Marcus Williams, Esq.
        Davis Wright Tremaine LLP